SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 [RULE 13D-101]

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                (AMENDMENT NO. 6)

                                   ECTEL LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, Par Value NIS 0.04 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M29925100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            CORPORATE SECRETARY, Adv.
                      Clal Industries and Investments Ltd.
                        3 Azrieli Center, Triangle Tower
                             Tel Aviv, 67023 Israel
                            Telephone: 972-3-6075795
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 22, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, SEE the Notes).

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Clal Electronics Industries Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         2,767,153
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     2,767,153
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,767,153
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Clal Industries & Investments Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         2,767,153
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     2,767,153
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,767,153
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Koor Industries Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         3,498,836
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     3,498,836
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,498,836
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         3,498,836
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     3,498,836
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,498,836
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         6,275,709 (1)
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     6,275,709 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,275,709 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Does not include (i) 1,993 Ordinary Shares held for members of the public through insurance policies which are managed by a subsidiary of Clal Insurance Enterprises Holdings Ltd. (a subsidiary of the Reporting Person) ("CLAL INSURANCE") and (ii) additional Ordinary Shares held by unaffiliated third-party client accounts managed by a subsidiary of Clal Finance Ltd. (a subsidiary of Clal Insurance) ("CLAL FINANCE") as investments' portfolio managers (collectively, the "THIRD PARTY CIEH SHARES"). The Reporting Person disclaims beneficial ownership of the Third Party CIEH Shares. See Item 5 below.

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Badal Securities Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         9,483
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     9,483
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,483
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.01%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         6,285,192 (1)
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     6,285,192 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,285,192 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) This number does not include the Third Party CIEH Shares. The Reporting Person disclaims beneficial ownership of the Third Party CIEH Shares.

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Nochi Dankner
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         6,285,192 (1)
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     6,285,192 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,285,192 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) This number does not include the Third Party CIEH Shares. The Reporting Person disclaims beneficial ownership of the Third Party CIEH Shares.

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Shelly Bergman
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         6,285,192 (1)
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     6,285,192 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,285,192 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) This number does not include the Third Party CIEH Shares. The Reporting Person disclaims beneficial ownership of the Third Party CIEH Shares.

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Avraham Livnat
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         6,285,192 (1)
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     6,285,192 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,285,192 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) This number does not include the Third Party CIEH Shares. The Reporting Person disclaims beneficial ownership of the Third Party CIEH Shares.

--------------------------------------------------------------------------------
CUSIP No. M29925100
--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Ruth Manor
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
                     0
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER
BENEFICIALLY         6,285,192 (1)
  OWNED BY      ----------------------------------------------------------------
    EACH        9.   SOLE DISPOSITIVE POWER
 REPORTING           0
PERSON WITH     ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                     6,285,192 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,285,192 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)     [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     38.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) This number does not include the Third Party CIEH Shares. The Reporting Person disclaims beneficial ownership of the Third Party CIEH Shares.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 6 (this "AMENDMENT") to the Statement of Beneficial Ownership on Schedule 13D filed on June 30, 2004 (the "STATEMENT"), as last amended by Amendment No. 5 thereto, filed on December 6, 2007, relates to the ordinary shares, par value NIS 0.04 per share ("ORDINARY SHARES") of ECtel Ltd., an Israeli company (the "ISSUER"). The principal executive offices of the Issuer are located at 10 Amal Street, Afek Industrial Park, Rosh Ha'ayin 48902, Israel. This Amendment amends and supplements the Statement, as previously amended. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement.

     This Amendment is being filed by the Reporting Persons in order to report the entry by each of Koor and Clal Electronics (the "COMMITTING REPORTING PERSONS") into a voting undertaking agreement (each, a "VOTING UNDERTAKING"), dated as of October 22, 2009, by and between the respective Committing Reporting Person, on the one hand, and cVidya Networks, Inc., a Delaware corporation (the "PURCHASER") and cVidya Acquisition Ltd., an Israeli company wholly-owned by the Purchaser ("MERGER SUB", and together with the Purchaser, the "MERGER PARTIES") on the other hand, pursuant to which each of the Committing Reporting Persons has agreed to vote all Ordinary Shares that it owned or controlled as of October 22, 2009 or that it may thereafter acquire in favor of that certain Agreement and Plan of Merger, dated as of October 22, 2009, by and among the Issuer and the Merger Parties (the "MERGER AGREEMENT") pursuant to which (i) Merger Sub will be merged with and into the Issuer, with the Issuer surviving as a wholly-owned, non-public subsidiary of the Purchaser, and (ii) the Issuer's issued and outstanding Ordinary Shares (other than Ordinary Shares held by the Issuer or either of the Merger Parties, which shall be cancelled without the right to receive any consideration) will be converted into the right to receive certain cash consideration. Because of the Voting Undertakings and covenants against transfer of the Ordinary Shares held by the Committing Reporting Persons, as set forth in the Voting Undertakings, the Reporting Persons may now be deemed to share with the Merger Parties voting and dispositive power with respect to the Ordinary Shares beneficially owned by them.

ITEM 2. IDENTITY AND BACKGROUND.

     The information set forth in the Statement, as amended heretofore, is incorporated by reference in this Item 2.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in the Statement, as amended heretofore, is incorporated by reference in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons hold the Ordinary Shares of the Issuer that they have acquired for investment purposes only.

     As referenced briefly in Item 1 above, the Reporting Persons have agreed to vote in favor of the transactions contemplated by the Merger Agreement, which, if approved by the requisite majority of the Issuer's shareholders and subsequently consummated, will result in, as of the effective time of the Merger (the "EFFECTIVE TIME"), (i) the merger of Merger Sub with and into the Issuer, with the Issuer surviving as a wholly-owned, indirect subsidiary of the Purchaser (the "SURVIVING COMPANY"), and (ii) the Issuer's issued and outstanding Ordinary Shares (other than Ordinary Shares held by the Issuer or either of the Merger Parties, which shall be cancelled without the right to receive any consideration) being cancelled and converted into the right to receive certain cash consideration. Pursuant to the Merger Agreement, as of the Effective Time, the resignation of all current members of the Issuer's Board of Directors (the "BOARD") will be effective, and the members of the Board of Directors of Merger Sub as of the Effective Time will be appointed to replace them on the Board of Directors of the Surviving Company. The articles of association of the Issuer will remain in place as the effective articles of association of the Surviving Company. As a further result of the Merger, the Ordinary Shares will be delisted from the NASDAQ Global Market and will furthermore be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     Except as otherwise described above, as of the filing of this Statement, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (h) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     All calculations of beneficial ownership percentages in this Statement are made on the basis of 16,281,898 Ordinary Shares outstanding as of November 2, 2009, which outstanding share information was provided to the Reporting Persons by the Issuer upon request.

     (a), (b) Clal Industries and Clal Electronics beneficially own, and may be deemed to share the power to vote and dispose of, the 2,767,153 Ordinary Shares held by Clal Electronics, constituting approximately 17.0% of the issued and outstanding Ordinary Shares of the Issuer. The power to direct the voting of, and disposition of, such Ordinary Shares may also be deemed to be shared with the Merger Parties due to the provisions of the Voting Undertakings (as described further in Item 6 below).

     Koor beneficially owns, and may be deemed to share the power to vote and dispose of, the 3,498,836 Ordinary Shares that it holds, constituting approximately 21.5% of the issued and outstanding Ordinary Shares of the Issuer. The power to direct the voting of, and disposition of, such Ordinary Shares may be deemed to be shared with (i) each of DIC and IDB Development (given that Koor's shares are held by such Reporting Persons) and (ii) the Merger Parties (due to the provisions of the Voting Undertakings (as described further in Item 6 below)).

     DIC may be deemed to beneficially own, and to share the power to vote and dispose of, the 3,498,836 Ordinary Shares beneficially owned by Koor, constituting approximately 21.5% of the issued and outstanding Ordinary Shares of the Issuer. DIC disclaims beneficial ownership of such shares. The power to direct the voting of, and disposition of, such Ordinary Shares may also be deemed to be shared with the Merger Parties due to the provisions of the Voting Undertakings (as described further in Item 6 below).

     IDB Development directly holds 9,483 Ordinary Shares, and may be deemed to beneficially own an additional 6,266,226 Ordinary Shares, consisting of (i) the 2,767,153 Ordinary Shares held by Clal Electronics, (ii) the 3,498,836 Ordinary Shares held by Koor, (iii) 214 Ordinary Shares held by Clal Insurance Enterprises Holdings Ltd. ("Clal Insurance"), a subsidiary of IDB Development, in Clal Insurance's nostro account, and (iv) 23 Ordinary Shares held by Clal Finance Ltd. ("Clal Finance"), a subsidiary of Clal Insurance, in Clal Finance's nostro account. IDB Development may be deemed to share the power to vote and dispose of all of such Ordinary Shares, constituting, in the aggregate, 6,275,709 Ordinary Shares or approximately 38.5% of the issued and outstanding Ordinary Shares (with respect to the 2,767,153 Ordinary Shares held by Clal Electronics and the 3,498,836 Ordinary Shares held by Koor, the power to direct the voting of, and disposition of, such Ordinary Shares may also be deemed to be shared with the Merger Parties by virtue of the provisions of the Voting Undertakings). IDB Development disclaims beneficial ownership of such shares, other than the 9,483 Ordinary Shares held directly by it. The number of Ordinary Shares deemed beneficially owned by IDB Development excludes the Third Party CIEH Shares (as defined in the cover page for IDB Development to this Amendment), which are held (i) for members of the public through insurance policies which are managed by a subsidiary of IDB Development (Clal Insurance) and (ii) by unaffiliated third-party client accounts managed by a subsidiary of Clal Insurance (Clal Finance), and with respect to which IDB Development disclaims beneficial ownership.

     Badal beneficially owns, and may be deemed to share the power to vote and dispose of, 9,483 Ordinary Shares held by it, constituting approximately 0.01% of the issued and outstanding Ordinary Shares of the Issuer.

     IDB Holding and each of the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of 6,285,192 Ordinary Shares, consisting of (i) the 6,275,709 Ordinary Shares which are and may be deemed to be beneficially owned by IDB Development as set forth above (which include the Ordinary Shares that are subject to the Voting Undertakings and for which beneficial ownership may be deemed to be shared with the Merger Parties) and
(ii) the 9,483 Ordinary Shares held by Badal, constituting, in the aggregate, approximately 38.6% of the Ordinary Shares. IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of such shares, except that IDB Holding does not disclaim beneficial ownership of the 9,483 Ordinary Shares of Badal. The number of Ordinary Shares deemed beneficially owned by IDB Holding and each of the Reporting Persons who are natural persons excludes the additional Third Party CIEH Shares (as defined in the cover page for IDB Development to this Amendment), which are held (i) for members of the public through insurance policies which are managed by a subsidiary of IDB Holding (Clal Insurance) and (ii) by unaffiliated third-party client accounts managed by a subsidiary of Clal Insurance (Clal Finance), and with respect to which each of IDB Holding and each of the Reporting Persons who are natural persons disclaims beneficial ownership.

     Based on information furnished to the Reporting Persons, Gonen Bieber, one of Clal Industries' executive officers holds 72 Ordinary Shares of the Issuer. Other than that, the Reporting Persons are not aware of any executive officer or director named in Exhibit 1 through 3 to the Statement who beneficially owns any Ordinary Shares.

     (c) Except for the entry by Koor and Clal Electronics into the Voting Undertakings with the Merger Parties in connection with the prospective Merger, the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days ending on November 2, 2009. Information provided to the Reporting Persons indicates that none of the executive officers and directors of Clal Electronics, Clal Industries, DIC, IDB Development, Badal and IDB Holding, have purchased or sold any Ordinary Shares during the last 60 days ending on November 2, 2009.

     (d) Not applicable.

     (e) Not applicable.


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


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     A form of the Voting Undertakings is attached hereto as EXHIBIT 1. Other than as set forth in the Statement (as amended heretofore) and in the Voting Undertakings, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any of such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The exhibits filed together with the Statement, as amended heretofore, are incorporated by reference in this Item 7. In addition, the following additional exhibit is annexed hereto:

EXHIBIT 1 - Form of Voting Undertaking, dated as of October 22, 2009, by and between each of Koor and Clal Electronics (separately), on the one hand, and cVidya Networks, Inc. and cVidya Acquisition Ltd., on the other hand


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


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  CLAL ELECTRONICS INDUSTRIES LTD.
                  CLAL INDUSTRIES AND INVESTMENTS LTD.
                  KOOR INDUSTRIES LTD.
                  DISCOUNT INVESTMENT CORPORATION LTD.
                  IDB DEVELOPMENT CORPORATION LTD.
                  BADAL SECURITIES LTD.
                  IDB HOLDING CORPORATION LTD.
                  NOCHI DANKNER
                  SHELLY BERGMAN
                  AVRAHAM LIVNAT
                  RUTH MANOR

                  By: Clal Industries and Investments LTD.

                  By: (SIGNED) /s/ [Guy Rosen], /s/ [Boaz Simons]
                  [Guy Rosen] and [Boaz Simons], authorized signatories of
                  Clal Industries and Investments Ltd. for itself and on
                  behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., Koor Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Badal Securities Ltd., Nochi Dankner, Shelly Bergman,
                  Avraham Livnat and Ruth Manor pursuant to the agreements annexed as Exhibits 1-10 to Amendment No. 2 to the Statement

Dated: November 8, 2009


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